SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

6 November 2002

02 NOV 26 AM 10: 12

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02060001

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

pp. Michelle Woodall
Senior Company Secretarial Assistant

Enc.

SUPPL

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dle 11/26

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Stock Exchange Announcement

Severn Trent responds to OFWAT's draft IDoK announcement

Severn Trent has today received from OFWAT its Draft Determination on the Company's recent IDoK (Interim Determination of K) application. The application was submitted in September as a result of increased investment and operating costs over the period 2000-2005.

Subject to consultation, OFWAT proposes not to allow Severn Trent to increase bills for the remaining two years of the current price review period, from April 2003 to March 2005.

Severn Trent identified significant extra costs in its IDoK application. However, in its draft determination OFWAT currently takes the view that the qualifying costs do not exceed the required threshold of 10% of the water company's turnover.

Severn Trent continues to believe it has a robust case. There is a further opportunity for discussion with OFWAT later this month before OFWAT makes its final determination in December.

Brian Duckworth Managing Director Severn Trent Water	Severn Trent	0121 722 4947
Alan Perelman Group Finance Director	Severn Trent	0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent	0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent	0121 722 4295

Ends